November 10, 2010	ATTORNEYS AT LAW

ONE INDEPENDENT DRIVE, SUITE 1300
JACKSONVILLE, FL 32202-5017
P. O. BOX 240
JACKSONVILLE, FL 32201-0240
904.359.2000 TEL
904.359.8700 FAX
foley.com

WRITER’S DIRECT LINE
904.633.8913
mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER
084091-0112
VIA EDGAR
Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Imperial Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 1, 2010 File No.: 333-168785
Dear Mr. Clampitt:
The following information is furnished in response to the comments in your letter to Jonathan Neuman, President and Chief Operating Officer of Imperial Holdings, Inc. (the “Company”), dated October 22, 2010. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.
General
Please revise to include all non-Rule 430A information prior to any request for acceleration. The staff will need time to review the disclosures and may have additional comments.
Response:
The Company confirms that it will include all non-Rule 430A information in the registration statement prior to its request for acceleration.

Mr. Michael Clampitt
November 10, 2010

Summary
Recent Developments, page 5
1.	Please review and confirm the due date of the 8.39% Fixed Rate Asset Backed Variable Funding Notes referenced on page 6.
Response:
The Company confirms that the contractual due date of the 8.39% Fixed Rate Asset Backed Variable Funding Notes is January 1, 2057, if not paid earlier.
Premium Finance Segment-Selected Operating Data, page 11
2.	Revise to add the number of loans with insurance protection and the aggregate insured value of such policies to the End of Period information.
Response:
The Company has revised the Premium Finance Segment — Selected Operating Data on pages 11 and 43 to disclose the number of loans with insurance protection and the aggregate insured value of such policies as of the end of the applicable period.
3.	Revise to add the average life expectancy to the Average per loan in the End of Period information.
Response:
The Company has revised the Premium Finance Segment — Selected Operating Data on pages 11 and 43 to disclose the average life expectancy as of the end of the applicable period.
4.	Revise to add a section for Policies Owned at the End of the Period and include the number of loans owned, the aggregate fair value and the monthly premium payments required.
Response:
The Company has revised the Premium Finance Segment — Selected Operating Data on pages 11 and 43 to add a section for policies owned at the end of the period, which includes the number of loans owned, the aggregate fair value and the monthly premium payments required.

Mr. Michael Clampitt
November 10, 2010

Use of Proceeds, page 31
5.	We note the Company has a significant amount of debt currently outstanding. Tell us whether the Company intends to repay any portion of this debt with the proceeds from the offering.
Response:
The Company does not intend to use the proceeds from this offering to repay any portion of its debt. As described under Corporate Conversion beginning on page 34, a portion of the Company’s debt will convert into equity upon the closing of the offering.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Losses on Loans Receivable, page 49
6.	Please tell us and disclose what is covered by the lender protection insurance entered into with Lexington. Your response should address loan principal, interest income, and any other types of fees which may be charged or incurred on these loans. Further, clarify as to what is meant by the phrase “fair value” as determined by the lender protection insurer.
Response:
The Company has revised the disclosure to clarify that its lender protection coverage is not directly correlated to any portion of the loan, such as principal, accrued interest, accreted origination income, or other fees which may been charged or incurred on these loans. The lender protection coverage provides insurance on the value of the life insurance policy serving as collateral for the loan. In the event a borrower defaults on a loan and the Company submits a claim to the lender protection insurer, the Company is paid an amount equal to the insured value of such policy. The Company has also revised its disclosure to clarify that the lender protection insurance coverage is considered in determining the fair value of the collateral (life insurance policy). This is because the insurance provides the Company with a known minimum amount that the Company will receive for the policy in the event that it files a lender protection insurance claim. Disclosure has been added in the Management’s Discussion and Analysis — Provision for Losses on Loans Receivable section on page 51 as follows:
We specifically evaluate all loans for impairment, on a monthly basis, based on the fair value of the underlying life insurance policies as collectability is primarily collateral dependent. The fair value of the life insurance policy is determined using our valuation model, which is a Level 3 fair value measurement. For loans with lender protection insurance, the insured value is also considered when determining the fair value of the life insurance policy. The insured value is not directly correlated to any portion of the loan, such as principal, accrued interest,

Mr. Michael Clampitt
November 10, 2010

accreted origination income, or other fees which may be charged or incurred on these types of loans. The insured value is the amount we would receive in the event that we filed a lender protection insurance claim. The lender protection insurer limits the insured value to an amount equal to or less than its determination of the value of the life insurance policy underlying our premium finance loan based on its own models and assumptions, which may be equal to or less than the carrying value of the loan receivable. For all loans, the amount of loan impairment, if any, is calculated as the difference in the fair value the life insurance policy and the carrying value of the loan receivable. Loan impairments are charged to the provision for losses on loans receivable in our consolidated and combined statement of operations.
7.	Of the 85% and 97% of the loans at both December 31, 2009 and at June 30, 2010 that were not repaid at maturity, please revise the disclosures to address the following for each period presented:
•	Identify the percentage, dollar amount and number of these loans that had claims that were submitted to the lender protection insurer for payment;

•	Identify the percentage, dollar amount and number of these loans that were beneficially taken over by the lender protection insurer and the loans which were retained by the Company; and

•	Disclose the dollar amount and the number of loans where payments were actually received from the lender protection insurer for claims made.
Response:
To address the requested disclosures, the Company has added a new table in Management’s Discussion and Analysis — Components of Expenses — Provision for Losses on Loans Receivable on page 52 as follows:
The following table provides information on the loans that were not repaid at maturity as of the dates indicated below (dollars in thousands):

	Year ended	Nine months ended
	December 31, 2009	September 30, 2010
Loans not repaid at maturity	68	194
Claims submitted to lender protection insurer	68	194
Claims paid by lender protection insurer	68	194
Amount of claims paid	$25,897	$113,928
Percent of claims paid by lender protection insurer	100%	100%
8.	Address and disclose the company’s accounting policy for the recognition of loan origination fees and interest income once it has been determined that the underlying collateral has been impaired.

Mr. Michael Clampitt
November 10, 2010

Response:
The Company has expanded the discussion of its accounting policy for revenue recognition for loan origination fees and interest income once it has been determined that the underlying collateral has been impaired in Management’s Discussion and Analysis — Critical Accounting Policies - Revenue Recognition on page 56 as follows:
For impaired loans, we do not recognize interest and origination income which we believe is uncollectible. At the end of the reporting period, we review the accrued interest and accrued origination fees in conjunction with our loan impairment analysis to determine our best estimate of uncollectible income that is then reversed. We continually reassess whether the interest and origination income are collectible as the fair value of the collateral typically increases over the term of the loan. Since our loans are due upon maturity, we cannot determine whether a loan is performing or non-performing until maturity. For impaired loans, our estimate of proceeds to be received upon maturity of the loan is generally correlated to our current estimate of fair value of the collateral, but also incorporates expected increases in fair value of the collateral over the term of the loan, trends in the market, sales activity for life insurance policies, and our experience with loans payoffs.
9.	We note the disclosure that loans with insured collateral represent over 90% of the loans at both December 31, 2009 and at June 30, 2010. Provide an additional supplemental table which discloses and breaks down the amount of impairments recorded when lender insurance was in force and when it was not in force for each period presented.
Response:
The Company has added a new paragraph to disclose and break-down the amount of impairments recorded when lender insurance was in force and when it was not in force in Management’s Discussion and Analysis — Components of Expenses — Provision for Losses on Loans Receivable on page 52 as follows:
We use a method to determine the loan impairment valuation adjustment which assumes the “worst case” scenario for the fair value of the collateral based on the insured coverage amount. At the time of loan origination, we will record impairment even though no loans are considered non-performing as no payments are due by the borrower. Loans with insured collateral represented over 90% of our loans as of December 31, 2009 and September 30, 2010. We believe that the amount of impairments recorded over the past 18 months is higher than normal due to the state of the credit markets which negatively affected the fair value of the collateral for the loans. During the past 18 months, the insured value of the collateral has often been its highest value. The higher amount of impairment experienced in the latter part of 2009 and during 2010 reflects the realization of

Mr. Michael Clampitt
November 10, 2010

less than the contractual amounts due under the terms of the loans receivable. We believe that if the market for life insurance policies improves, our realization rates for the contractual amounts of interest income and origination income should improve as well.
The following table shows the amount of impairment recorded on loans outstanding with and without lender protection insurance during each period (dollars in thousands):

	Year ended	Nine months ended
	December 31, 2009	September 30, 2010
Provision for losses on loans receivable with lender protection insurance	$7,008	$4,026
Provision (recoveries) for losses on loans receivable without lender protection insurance	2,822	(512)

Total provision for losses on loans receivable	$9,830	$3,514
Ownership of Life Insurance Policies. page 5I
10.	We note your response to prior comment 19 and the disclosure that you utilize the fair value method under ASC 325-30 to account for your investments in insurance contracts. Your disclosure indicates that at the time of acquisition fair value is determined on a discounted cash flow basis that incorporates current life expectancy assumptions. ASC 325-30-30 paragraph 2 requires that the investment in a life settlement contracts be measured initially at the transaction price. Please tell us how your initial accounting for the life insurance contracts is in accordance with the accounting literature. Further, tell us how the Company has taken into consideration both the unpaid interest income and unpaid origination fees when determining the initial carrying value of the investment in the insurance contract.
Response:
The Company has updated its discussion in Management’s Discussion and Analysis — Critical Accounting Policies — Ownership of Life Insurance Policies on page 54 to include disclosure on how the initial accounting for life insurance contracts is in accordance with ASC 325-30-30, which requires that investments in life settlements are initially measured at the transaction price. For policies acquired upon relinquishment by our borrowers, the transaction price is the fair value of the collateral on the date of relinquishment. For policies acquired for cash, the transaction price is the amount paid. Our updated disclosure is as follows:
We initially record investments in life settlements at the transaction price. For policies acquired upon relinquishment by our borrowers, we determine the transaction price based on fair value of the acquired policies at the date of relinquishment. The difference between the net carrying amount of the loan and the transaction price is recorded as a gain (loss) on loan payoffs and settlement. For policies acquired for cash, the transaction price is the amount paid.

Mr. Michael Clampitt
November 10, 2010

Revenue Recognition, page 53
11.	We note your response to prior comment 20. Please revise your disclosures to specifically clarify and define the specific party that is considered to be the “borrower” in these loan transactions. Additionally, please address the following:
•	Tell us the typical payment terms imposed upon the borrower when making premium payments to the insurance company;

•	Tell us whether funds wired to the borrower or any other party are ever in excess of the stipulated premium payments owed to the insurance company;

•	Tell us how often the funds are wired to the borrower or any other party (i.e. monthly or quarterly, etc.) or if the funds required to cover the total premium over the term of the policy are wired upfront;

•	If the responsibility for payment of the premiums is placed with the insured and the insured does not pay under the required terms, address the ramifications of non-payment;

•	In circumstances where the loan was for a reimbursement of the premiums already paid to the insurance company, please provide us with additional information so that we may understand the specific situations and involved parties in which this process may occur; and,

•	Confirm that agency fees are not recognized into revenue until they are actually received from the referring life insurance agent. We note the increasing levels of bad debt expense being recognized on these types of receivables.
Response:
The borrower in a premium finance transaction is the owner of the life insurance policy that serves as collateral for the loan. In every premium finance transaction the Company has entered into since inception except one, the borrower is an irrevocable trust established by the insured that is both the owner and the beneficiary of the life insurance policy serving as collateral for the loan. The beneficiaries of the trust have insurable interests in the life of the insured. These beneficiaries are almost always family members, such as spouses or children, or they are the business of the insured. These irrevocable trusts are formed for estate planning purposes by the insured without the Company’s involvement. In only one instance since the Company’s inception has the borrower not been a trust. In that instance, the borrower was the insured in an individual capacity. The Company has added the following to the Certain Important Information section on page ii to clarify who the borrower in a premium finance transaction is as follows:
“borrower” refer to the entity or individual executing the note in a premium finance transaction. In nearly all instances, the borrower is an irrevocable life insurance trust established for estate planning purposes by the insured which is both the legal owner and beneficiary of a life insurance policy serving as collateral for a premium finance loan.

Mr. Michael Clampitt
November 10, 2010

In a typical premium finance transaction, the Company requires the borrower to have at least one independent professional trustee to insure that the trust follows its obligation with respect to administration of the trusts activities as set forth in the trust instrument as well as the loan agreement and related documents. If the borrower does not have such a trustee, the Company requires the borrower to amend the trust documentation and appoint an independent professional trustee that will be responsible for ensuring the life insurance premiums are paid to the life insurance company. The Company requires the independent professional trustee to be either a certified public accountant, an attorney or a bank. In instances where a borrower already has an independent professional trustee that is satisfactory to the Company in its sole discretion, the Company typically does not require the appointment of an additional trustee. The professional trustee administers the process of making the premium payments to the life insurance company as they come due from funds the trust holds in escrow for payment of such premiums. In the event that a trustee fails to pay a premium due to the issuing life insurance company that the Company advanced, the Company puts the trustee and its beneficiaries on notice that the premium finance loan is in default and the policy is at risk of foreclosure. If a policy were to lapse as a result of non-payment during the term of the loan, the Company would seek recourse from the professional trustee for losses. The Company also works with the trustee to monitor the status of the life insurance policy in order to ensure that it remains in force, alert the trustee when premium payments are due and to help insure that premiums that are paid are correctly applied by the issuing life insurance company.
The funds required to cover all of the premiums due during the term of a premium finance loan are wired up front directly to the borrower. This is the only time the loan proceeds are funded by the Company unless the amount funded was not enough to cover all premiums due until loan maturity, in which case the Company will obtain the consent of the borrower to loan more principal in order to cover such additional premium payments. The Company does not fund loans that are in excess of the premiums previously paid and future premiums that are scheduled to come due on the policy during the term of the loan. In order to determine the amount of premiums previously paid by the borrower so as to be certain the Company is not advancing more then future and past premiums, the Company requires a statement from the issuing life insurance company showing the amount of prior payments. Loan proceeds for reimbursement of prior premium payments are included in the sole and initial wire referenced above. The trustee uses or distributes such reimbursement funds in accordance with the terms of such trust. In no instance does the Company wire funds to any person or entity other than the borrower who owns the life insurance policy.
The Company recognizes agency fees at the time the loan is funded. Based on the Company’s historical experience, collectability is reasonably assured at this point. Additionally, all other criteria for revenue recognition have been met at this point, as described in the Company’s response to the Staff’s prior comment 20. The Company notes that bad debt expense related to agency fee receivables has been decreasing. Bad debt expense was approximately $66,000 for the nine months ended September 30, 2010 compared to $1,289,000 for the year ended December 31, 2009. This represents approximately 0.7% and 4.9%, respectively, of the agency fees recognized during these periods.

Mr. Michael Clampitt
November 10, 2010

Business
Sources of Revenue, page 74
12.	We note your response to our prior comment 28 that disclosure of how often you are repaid by each of the three methods listed in the registration statement would provide competitors insight into your processes and that it might be misleading to investors. However, we continue to believe that this information would be material to investors because, as you say, it provides insight into your processes, underwriting and other information relating to the premium finance business. Further, while we recognize that you have only been in existence since 2006 and most of your loans have come due during a period of dislocations in the capital markets, we cannot know for sure whether this is a trend that will not continue, and therefore such information may not be misleading. You are, however, welcome to highlight your limited operating history as well as the impact of lender protection insurance in your disclosure. Please include the requested information in your next amendment.
Response:
The Company has disclosed how often it is repaid by each of the three methods listed in the registration statement in Business — Premium Finance Business — Sources of Revenue on page 80 as follows:
Since we were founded in December 2006, nearly all of our loan maturities have occurred during a time of dislocations in the capital markets and, as result, our historical methods of repayment may not be indicative of future performance. The following table shows the method of repayment for loans maturing during the following periods:

				Nine months ended
	Year ended December 31,			September 30,
	2007	2008	2009	2009	2010
Repaid by the borrower	0	2	12	10	5
Repaid from death benefit during term of loan	0	3	2	1	1
Repaid from lender protection insurance claim	0	4	86	45	328
Underwriting Procedures, page 77
13.	We note that each applicant is required to sign a personal guaranty as to the accuracy of the information provided in the life insurance policy application. Please expand your disclosure to describe what recourse you have pursuant to that guaranty. Also, please disclose whether you have collected on any of those personal guarantees in the past.

Mr. Michael Clampitt
November 10, 2010

Response:
The Company has expanded the disclosure of the personal guaranties executed in connection with its premium finance transactions in the Business — Premium Finance Business — Underwriting Procedures on page 83 as follows:
Each applicant is required to sign an unconditional personal guaranty as to various matters related to the funding of the loan, including as to the accuracy of the information provided in the life insurance policy application, as further support for our underwriting procedures, including our assessment of whether the applicant is engaged in a STOLI transaction. In the event of a default under the guaranty, the guarantor guarantees the payment of all outstanding principal and accrued and unpaid interest under the premium finance loan, any early termination fees, costs and expenses payable (including, but not limited to, reasonable attorneys’ fees) as well as any and all costs and expenses to enforce the guaranty (including, but not limited to, reasonable attorneys’ fees). To date, we have never collected on a personal guaranty.
Consolidated and Combined financial statements as of December 31. 2008 and 2009 and for each of the three years in the period ended December 31, 2009. Unaudited interim Consolidated Financial statements as of June 30, 2010 and for the six month periods ended June 30, 2009 and 2010. Starting on page F-3
14.	Please revise to include a pro forma balance sheet adjacent to the historical balance sheet which is reflective of the conversion of outstanding member units into common stock. Further, pro forma earnings per share should be presented for the latest fiscal year and interim period presented giving effect to the conversion. The notes to the financial statements should discuss the terms of the conversions and whether there is any beneficial conversion features associated with the conversions.
Response:
The Company has revised its financial statements to include the pro forma information above. In addition, the Company has revised the notes to financial statements to include a discussion of the terms of the conversions on pages F-13 and F-35 under the sub-headings “Pro Forma Information.”
The Company has reviewed the terms of the conversions under ASC 470-20 and 470-20-S99 and has determined that there are no beneficial conversion features.
15.	Please revise to present related party transactions on the face (i.e. balance sheet, statement of operations, etc.) of the financial statements in accordance with Rule 4-08(k) of SEC Regulation S-X.

Mr. Michael Clampitt
November 10, 2010

Response:
The Company has revised its financial statements to include the related party transactions on the face of such statements in accordance with Rule 4-08(k) of SEC Regulation S-X.
Notes to Consolidated and Combined Financial Statements
Note 2 — Summary of Significant Accounting Policies, page F-7
16.	Please revise to include your policy regarding nonaccrual loans and provide disclosure required by ASC 310-10-50,
Response:
The Company has revised the significant accounting policies on page F-9 to include a discussion of non-accrual loans and recognition of interest income and origination on impaired loans as well as the disclosure required by ASC 310-10-50 as follows:
Interest Income and Origination Income
Interest income consists of interest earned on loans receivable, income from accretion of discounts on purchased loans, and accretion of discounts on purchased structured settlement receivables. Interest income is recognized when it is realizable and earned, in accordance with ASC 605, Revenue Recognition. Discounts are accreted over the remaining life of the loan using the effective interest method.
Loans often include origination fees which are fees payable to the Company on the date the loan matures. The fees are negotiated at the inception of the loan on a transaction by transaction basis. The fees are accreted into income over the term of the loan using the effective interest method.
Payments on loans are not due until maturity of the loan. As such, we typically do not have non-performing loans or non-accrual loans until post maturity of the loan. At maturity, the loans stop accruing interest and origination income.
Interest and origination income on impaired loans is recognized when it is realizable and earned accordance with ASC 605, Revenue Recognition. Persuasive evidence of an arrangement exists through a loan agreement which is signed by a borrower prior to funding and sets forth the agreed upon terms of the interest and origination fees. Interest income and origination income are earned over the term of the loan and are accreted using the effective interest method. The interest and origination fees are fixed and determinable based on the loan agreement. For impaired loans, we continually reassess whether the collectability of the interest income and origination income is reasonably assured because the fair value of the collateral typically increases over the term of the loan. Our assessment of whether

Mr. Michael Clampitt
November 10, 2010

collectability of interest income and origination income is probable is based on our estimate of proceeds to be received upon maturity of the loan. Since our loans are due upon maturity, we cannot determine whether a loan is performing or non-performing until maturity. For impaired loans, our estimate of proceeds to be received upon maturity of the loan is generally correlated to our current estimate of fair value of the insurance policy, which is the measure to which the loans have been impaired, but also incorporates expected increases in fair value of the insurance policy over the term of the loan, trends in the market, and our experience with loan payoffs.
Note 7 — Loans Receivable, page F-14
17.	Please revise to include, in tabular format, a rollforward of loan principal balance activity for each period presented, which includes new loan originations, loan payments, loan payoffs, transfers to investments in life settlements, etc.
Response:
The Company has revised Note 7 on page F-15 to include, in tabular format, a roll forward of loan principal balance activity for each period presented, including new loan originations, loan payments, loan payoffs and transfers to investments in life settlements as follows:
An analysis of the changes in loans receivable principal balance during the years ended December 31, 2008 and 2009 is as follows:

	2008	2009
Loan principal balance, beginning	44,792,648	147,937,524
Loan originations	97,558,515	51,572,637
Purchases from related party	724,876	—
Subsequent year premiums paid, net of reimbursement	12,975,647	15,875,702
Loan write-offs	(5,163,552)	(12,997,742)
Loan payoffs	(2,950,610)	(29,607,625)
Loans transferred to investments in life settlements	—	(5,088,962)

Loan principal balance, ending	147,937,524	167,691,534

18.	Please revise to provide the disclosures required by ASC 310-10-50-15 as it relates to impaired loans.
Response:
The Company has revised Note 7 on page F-16 to provide the disclosures required by ASC 310-10-50-15 as it relates to impaired loans as follows:

Mr. Michael Clampitt
November 10, 2010

A summary of our investment in impaired loans at December 31, 2008 and 2009 is as follows:

	2008	2009
Loan receivable, net	30,096,732	54,647,002
Interest receivable, net	798,466	6,439,733
Investment in impaired loans	30,895,198	61,096,031
The average investment in impaired loans during the years ended December 31, 2008 and 2009 was approximately $16,452,000 and $45,996,000, respectively.
Note 9 — Agency Fees Receivable, page F-16
19.	Please revise to provide us with an aging of agency accounts receivable as of the both December 31, 2009 and at June 30,2010.
Response:
The Company notes that it has previously provided an aging of agency accounts receivable as of December 31, 2009 and September 30, 2010 in the Management’s Discussion and Analysis — Results of Operations — Premium Finance Segment. In addition, the Company has expanded the discussion in Management’s Discussion and Analysis — Results of Operations — Premium Finance Segment to add a new table on pages 64, 67 and 68 that provides the changes in the allowance for doubtful accounts for past due agency fees that includes the beginning and ending balances, bad debt expense, write-offs and recoveries. In addition, the Company has added an explanation of the activity associated with the allowance following each new table. Finally, the Company has added the same tables in the notes to the financial statements on pages F-18 and F-34.
Note 11 — Investment in Life Settlements, page F-16
20.	Please provide us with sufficient detailed information addressing how the $843K gain recorded on life settlements was determined during fiscal 2009.
Response:
The $843,000 gain recorded on life settlements determined during fiscal 2009 was based on the initial recording of investments in life settlements at the transaction price, as required by ASC 325-30-30. As noted in the response to Comment 10 above, for policies acquired upon relinquishment by borrowers, the Company determines the transaction price based on fair value of the policy acquired. The $843,000 gain was recognized during fiscal 2009 as the fair value of the policies acquired exceeded the net carrying value of the loans. The Company has revised its disclosure, on page F-19, as follows:

Mr. Michael Clampitt
November 10, 2010

During 2009, the Company recognized a gain of approximately $843,000 which was recorded at the time of foreclosure related to recording the policies acquired at the transaction price (fair value of the policy) which is included in loss on loan payoffs and settlements, net in the accompanying consolidated and combined statement of operations.
Note 13 — Fair Value Measurements, page F-18
21.	Please revise to include impaired loans in your fair value disclosures in accordance with 820-10-50-5.
Response:
The Company has revised its fair value disclosures to include impaired loans in accordance with 820-10-50-5 as follows:
•	The Company inserted the following disclosure on page F-20:
The Company’s impaired loans are measured at fair value on a non-recurring basis, as the carrying value is based on the fair value of the underlying collateral. The method used to estimate the fair value of impaired collateral-dependent loans depends on the nature of the collateral. For collateral that has lender protection insurance coverage, the fair value measurement is considered to be Level 2 as the insured value is an observable input and there are no material unobservable inputs. For collateral that does not have lender protection insurance coverage, the fair value measurement is considered to be Level 3 as the estimated fair value is based on a model whose significant inputs into are the life expectancy of the insured and the discount rate, which are not observable. As of December 31, 2009 and 2008, the Company had insured impaired loans (Level 2) with a net carrying value, which includes principal, accrued interest, and accreted origination fees, net of impairment, of approximately $57,495,000 and $25,174,000, respectively. As of December 31, 2009 and 2008, the Company had uninsured impaired loans (Level 3) with a net carrying value of approximately $3,601,000 and $5,721,000, respectively. The provision for losses on loans receivable related to impaired loans was approximately $9,830,000 and $10,768,000 for the years ended December 31, 2009 and 2008, respectively.
•	The Company inserted the following disclosure on page F-39:
The Company’s impaired loans are measured at fair value on a non-recurring basis, as the carrying value is based on the fair value of the underlying collateral. The method used to estimate the fair value of impaired collateral-dependent loans depends on the nature of the collateral. For collateral that has lender protection insurance coverage, the fair value measurement is considered to be Level 2 as the insured value is an observable input and there are no material unobservable

Mr. Michael Clampitt
November 10, 2010

inputs. For collateral that does not have lender protection insurance coverage, the fair value measurement is considered to be Level 3 as the estimated fair value is based on a model whose significant inputs into are the life expectancy of the insured and the discount rate, which are not observable. As of September 30, 2010 and December 31, 2009, the Company had insured impaired loans (Level 2) with a net carrying value, which includes principal, accrued interest, and accreted origination fees, net of impairment, of approximately 56,816,000 and $57,495,000, respectively. As of September 30, 2010 and December 31, 2009, the Company had uninsured impaired loans (Level 3) with a net carrying value of approximately $1,619,000 and $3,601,000, respectively. The provision for losses on loans receivable related to impaired loans was approximately $6,705,000 and $3,514,000 for the nine months ended September 30, 2009 and 2010, respectively.
Note 14 — Notes Payable, page F-18
22.	For each of the various financings entered into, revise the disclosures to address each of the financial and nonfinancial terms, covenants and restrictions as well as the Company’s compliance with each.
Response:
The Company has revised each of the disclosures to address the applicable financial and nonfinancial terms, covenants and restrictions as well as the Company’s compliance with each as follows.
•	The Company has added the following paragraph on page F-22 under the sub-heading CTL Holdings:
The Company is subject to several restrictive covenants under the facility. The restrictive covenants include items such as restrictions on the ability to pay dividends or incur additional indebtedness by Imperial Life Financing, LLC. The Company believes it is in compliance at December 31, 2009.
•	The Company has added the following paragraph on page F-22 under the sub-heading Ableco Finance:
The Company is subject to several restrictive covenants under the facility. The restrictive covenants include items such as restrictions on the ability to pay dividends or incur additional indebtedness by Imperial PFC Financing, LLC. The Company believes it is in compliance at December 31, 2009.
•	The Company has added the following paragraph on page F-22 under the sub-heading White Oak:

Mr. Michael Clampitt
November 10, 2010

The Company is subject to several restrictive covenants under the facility. The restrictive covenants include items such as restrictions on the ability to pay dividends or incur additional indebtedness by Imperial Life Financing II, LLC. The Company believes it is in compliance at December 31, 2009.
•	The Company has added the following paragraph on page F-23 under the sub-heading Cedar Lane:
The Company is subject to several restrictive covenants under the facility. The restrictive covenants include items such as restrictions on the ability to pay dividends or incur additional indebtedness by Imperial PFC Financing II, LLC. The Company believes it is in compliance at December 31, 2009.
•	The Company has clarified under the headings Other Note Payable and Related Party that there are no financial or restrictive covenants with language as follows:
There are no financial or restrictive covenants contained in this promissory note.
23.	Revise to provide disclosures addressing the nature and terms of the promissory notes which will be converted into common stock upon the closing of the proposed offering. Address whether there will be a beneficial conversion feature associated with the conversion.
Response:
The Branch Office of Skarbonka Sp. z o.o (“Skarbonka”) promissory note had a balance of $18.1 million at September 30, 2010, and is a general uncollateralized note due to a related party. The funds were used to help finance the expansion of the business. The note carries an interest rate of 16.5% and matures on August 1, 2011.
IMPEX Enterprises, Ltd. promissory note had a balance of $5.1 million at September 30, 2010, and is a general uncollateralized note due to a related party. The funds were used to help finance the expansion of the business. The note carries an interest rate of 16.5% and matures on August 1, 2011.
Both notes are “straight” notes payable which do not include any provisions for conversion of any kind. However, effective November 1, 2010, the Skarbonka note and the equity owned by Premium Funding, Inc. were converted into an unsecured $30.0 million debenture that is mandatorily convertible into shares of common stock of the Company immediately prior to the closing of the offering. The debenture is titled in the name of Skarbonka as holder and agent for

Mr. Michael Clampitt
November 10, 2010

Jasmund, Ltd. and Premium Funding, Inc., all of which are related parties. The debenture matures on October 4, 2011.
The IMPEX note will be cancelled and the common and preferred units of the Company that are owned by IMEX Settlement Corporation, an affiliate of IMPEX, will be converted at the time of the Company’s corporate conversion into shares of the Company’s common stock based on the mid-point of the price range on the cover of the prospectus.
The terms of the conversion of the Skarbonka debenture and the IMPEX note are described on page 34 under the heading “Corporate Conversion.” The Skarbonka note will convert into the number of shares of common stock determined by dividing the principal amount of the debenture by the greater of (i) the mid-point of the price range on the cover of the prospectus or (ii) the initial public offering price. The IMPEX note will be converted into shares of common stock under the plan of conversion based on an assumed initial public offering price equal to the mid-point of the price range on the cover of the prospectus. The Company has reviewed the terms of these conversions under ASC 470-20 and 470-20-S99 and has determined that there are no beneficial conversion features.
Notes to Consolidated and Condensed Unaudited Financial Statements For the Six Month Period Ended June 30, 2009 and June 30, 2010
General — Notes Payable
24.	We note your response to prior comment 15. The notes to the interim period financial statements should be revised to include information similar to what has been included in Note 14 Notes Payable — Acorn Capital Group on page F-18. The disclosures should address the following at June 30, 2010:
•	Principal and interest amounts outstanding and owed to Acorn Capital Group/ABRG and where these amounts have been reflected in the balance sheet;

•	Principal and interest amounts forgiven during fiscal 2010 through June 30, 2010 and how these amounts have been reflected in the statement of operations;

•	The principal and interest amounts still owed and outstanding to Acorn Capital Group/ABRG;

•	Company expectations in terms of when they expect to be legally released from their debt obligations or by ABRG in terms of the remaining principal and interest owed and outstanding;

•	The dollar amount and number of policies still outstanding and impacted by the May 2009 settlement agreement; and

•	The dollar amount of expected losses recorded on policies that lapsed and were not further funded in fiscal 2010.
Response:
The Company has inserted a new footnote 8 on page F-40 of the interim financial statements to address the information above regarding Acorn Capital Group as follows:
Note 8 — Note Payable — Acorn Capital Group
A lender, Acorn Capital Group (“Acorn”), breached a credit facility agreement with the Company by not funding ongoing premiums on certain life insurance

Mr. Michael Clampitt
November 10, 2010

policies serving as collateral for premium finance loans. The first time that Acorn failed to make scheduled premium payments was in July 2008. The Company had no forewarning and therefore did not have access to funds necessary to pay ongoing premiums on the policies. The Company did not incur liability with its borrowers because the terms of the Acorn loans provided that the Company was only required to fund future premium if the Company’s lender provided it with the funds necessary to advance the premiums. Through September 30, 2010, a total of 101 policies under the Acorn facility incurred losses primarily due to non-payment of premiums.
In May 2009, the Company entered a settlement agreement with Acorn whereby all obligations under the credit agreement were terminated. Acorn subsequently assigned all of its rights and obligations under the settlement agreement to Asset Based Resource Group, LLC (“ABRG”). As part of the settlement agreement, the Company continues to service the original loans and ABRG determines whether or not it will continue to fund the loans. The Company believes that ABRG will elect to fund the loan only if it believes there is value in the policy serving as collateral for the loan. If ABRG chooses not to continue funding a loan, the Company has the option to fund the loan or try to sell the loan or related policy to another party. The Company elects to fund the loan only if it believes there is value in the policy serving as collateral for the loan after considering the costs of keeping the policy in force. Regardless of whether the Company funds the loan or sells the loan or related policy to another party, the Company’s debt under the Acorn facility is forgiven and it records a gain on the forgiveness of debt. If the Company funds the loan, it remains as an asset on the balance sheet, otherwise it is written off and the Company records the amount written off as a loss on loan payoffs and settlements, net.
On the notes that were cancelled under the Acorn facility, the Company had debt forgiven totaling approximately $6,968,000 and $16,410,000 for the nine months ended September 30, 2010 and for the year ended December 31, 2009, respectively. The Company recorded these amounts as gain on forgiveness of debt. Partially offsetting these gains, the Company had loan losses totaling approximately $5,181,000, $10,182,000, and $1,868,000 during the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, respectively. The Company recorded these amounts as loss on loan payoffs and settlements, net. As of September 30, 2010, only 18 loans out of 119 loans originally financed in the Acorn facility remained outstanding. These notes have a carrying amount of $4,416,000 which is included within loans receivable, net. These notes mature within the next 12 months.

Mr. Michael Clampitt
November 10, 2010

Note 6 — Fair Value Measurements. page F-33
25.	We note that in the six months ended June 30, 2010 you sold policies with a fair value of $2,070,494. Please expand your disclosure to describe the process of selling the life settlements. Please include in your disclosure who is buying the life settlements from you and whether you are selling whole life settlements or fractional interests in the life settlements. Please also tell us if you are relying on an exemption from the securities laws to sell those life settlements.
Response:
The life insurance policies owned by the Company are universal, non-variable life insurance policies that the Company has acquired as a result of a borrower relinquishing to it control of a life insurance policy serving as collateral for a loan that is in default or otherwise allowing the Company to foreclose on such policy. These relinquished or foreclosed on policies are the policies that the Company decides to hold for investment because either the borrower was unable to sell the underlying policy or the Company did not have lender protection insurance for the loan. In some instances, the Company may purchase the life insurance policy from the lender protection insurer after the payment of a claim.
Whenever a borrower is in default, the Company asks the borrower to liquidate the policy. The liquidation proceeds are used to payoff our loan and the balance is retained by the borrower. Since the borrower is usually a trust, the balance of the liquidation proceeds are distributed by the trust to the trust’s beneficiaries or held by the trust pursuant to the terms of the trust. If the liquidation proceeds of a policy are less than the amount to payoff the loan, the borrower seeks the Company’s consent in order to liquidate the policy. The Company may either approve the sale of the policy for less than the amount due on the loan or may decide to take title to the policy. If the loan is covered by lender protection insurance, then the lender protection insurer, rather than the Company, must consent to the liquidation of the policy if the liquidation proceeds are going to be less than the loan’s insured value. If the borrower repays all amounts due on the loan at any time before the Company or, if applicable, the lender protection insurer forecloses or otherwise obtains ownership of the policy, the Company releases its collateral interest in the policy. Similarly, if the insured should die during the loan period or prior to the Company or, if applicable, the lender protection insurer foreclosing or otherwise obtaining ownership of the policy, then the amount of the death benefit paid to the trust as the beneficiary of the policy that exceeds the loan balance belongs to the borrower.
To assist a borrower with its liquidation of a policy, the Company will introduce the borrower to potential buyers as well as to life settlement brokers. The Company receives no commission or fee for these introductions or any sale of the policy by the borrower.
When the Company decides to sell a relinquished or foreclosed on life insurance policy for its own account, it turns to potential buyers who routinely approach it for the purchase of life settlements. These potential buyers are state licensed life settlement providers and many of which purchase life settlements for insurance companies and their affiliates as well as private

Mr. Michael Clampitt
November 10, 2010

investment firms. The Company never sells fractional interests in life settlements nor pools of life settlements. The Company never advertises or solicits the general public for the purchase of life settlements. The life insurance policies that underlie the Company’s life settlements are always non-variable life insurance policies.
Although the Company accounts for life insurance policies it acquires upon relinquishment or foreclosure as investments in life settlements, the Company does not believe that the acquisition of a life insurance policy through relinquishment or foreclosure meets the statutory definition of life settlement under the laws of most states because the borrower does not receive any payment for the policy from the Company. When the Company sells a relinquished or foreclosed on policy to a third party, then such transactions do meet the typical statutory definition of life settlement. Thus, the buyers of life insurance policies from the Company are licensed as life settlement providers to purchase life settlements. If the Company should ever buy a life insurance policy directly from a borrower, then such a transaction would be considered a life settlement but the subsequent resale by the Company in the tertiary market could be to a buyer that is not a licensed life settlement provider.
Although the Company does not believe that the sale of a universal, non-variable life insurance policy is the sale of a security under the federal securities laws, the Company is aware of life settlements being considered securities under the laws of numerous states. In addition to complying with the exemptions provided under the securities laws of the various states, if life settlements were deemed to be securities under the federal securities laws, the Company believes that its historical sales of life settlements would be exempt from the federal securities laws in reliance on Section 4(2) of the Securities Act of 1933, as amended. The purchasers of life settlements from the Company would likely meet the definition of qualified institutional buyers or accredited investors.
The Company has added new disclosures, on page F-39, as follows:
The Company may sell a life insurance policy on behalf of its own account or for the benefit of another. In the case of such sales, which are always sales of the whole policy and not fractional interests, the Company recognizes a gain from the excess of the sales price over carrying value. If the Company is acting on behalf of a third party, the gain is the Company’s negotiated share of the resulting gain. Total gains recognized were $1.9 million for the nine months ended September 30, 2010. Policies owned by the Company and sold in the nine months ended September 30, 2010 had a fair value of $2.1 million.
Exhibits
26.	Please file all schedules, annexes and exhibits referenced in each of the exhibits to the registration statement. In particular, we note that Exhibits 10.15 and 10.16 reference attachments that have not been included with the agreement.

Mr. Michael Clampitt
November 10, 2010

Response:
The Company has re-filed exhibits 10.15 and 10.16 to include the referenced attachments not previously filed.
* * * * * * *
If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,
/s/ Michael B. Kirwan
Michael B. Kirwan

CC:	Jonathan Neuman, President and Chief Operating Officer J. Brett Pritchard, Esq. — Locke Lord Bissell & Liddell LLP Ken Meuser — Grant Thornton LLP